# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cellectis S.A., CIK 0001627281
CUSIP: 15117K103
Title of class of securities: Ordinary Shares, nominal value EUR0.05 per share
Address of issuer's principal executive offices: 8, rue de la Croix Jarry, Paris, France (I0), 75013
Date of event which requires filing of this statement: 12/03/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-20-090155
Filed by CIK 0001581835
Persons authorized to receive notices and communications: Sophie Paquin, 6-8, boulevard Haussmann, Paris, France (I0), 75009, 33-6-37-85-94-06; John Partigan Lloyd Spencer, Nixon Peabody LLP, 799 9 Street NW Ste 500, Washington, District Of Columbia (DC), 20001, 202-585-8000

## Reporting persons
- Bpifrance Participations S.A. (CIK 0001581835): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 9,559,534; sole dispositive power 0; shared dispositive power 5,873,247; aggregate amount beneficially owned 9,559,534 (10% of the class)
  Comment: Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 5,873,247 Ordinary Shares and has 9,559,534 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 95,406,812 voting rights outstanding as of November 30, 2025, published by the Issuer on December 3, 2025.
- Caisse des Depots: type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 10,599,440; sole dispositive power 0; shared dispositive power 6,913,153; aggregate amount beneficially owned 10,599,440 (11.1% of the class)
  Comment: Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 6,913,153 Ordinary Shares and has 10,599,440 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 95,406,812 voting rights outstanding as of November 30, 2025, published by the Issuer on December 3, 2025.
- CDC Croissance S.A.: type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 1,039,906; sole dispositive power 0; shared dispositive power 1,039,906; aggregate amount beneficially owned 1,039,906 (1.1% of the class)
  Comment: Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 1,039,906 Ordinary Shares and has 1,039,906 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 95,406,812 voting rights outstanding as of November 30, 2025, published by the Issuer on December 3, 2025.
- EPIC Bpifrance: type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 9,559,534; sole dispositive power 0; shared dispositive power 5,873,247; aggregate amount beneficially owned 9,559,534 (10% of the class)
  Comment: Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 5,873,247 Ordinary Shares and has 9,559,534 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 95,406,812 voting rights outstanding as of November 30, 2025, published by the Issuer on December 3, 2025.
- Bpifrance S.A.: type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 9,559,534; sole dispositive power 0; shared dispositive power 5,873,247; aggregate amount beneficially owned 9,559,534 (10% of the class)
  Comment: Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 5,873,247 Ordinary Shares and has 9,559,534 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 95,406,812 voting rights outstanding as of November 30, 2025, published by the Issuer on December 3, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value EUR0.05 per share
Name of issuer: Cellectis S.A.
Address of issuer's principal executive offices: 8, rue de la Croix Jarry, Paris, France (I0), 75013
Comment:
Introductory Statement:

This Amendment No. 6 ("Amendment") is being filed by Caisse des Depots, a French special public entity (etablissement special) ("CDC"), CDC Croissance S.A., a societe anonyme incorporated under the laws of the Republic of France, Bpifrance Participations S.A., a societe anonyme incorporated under the laws of the Republic of France ("Bpifrance Participations"), Bpifrance S.A., a societe anonyme incorporated under the laws of the Republic of France ("Bpifrance"), and EPIC Bpifrance, a French public institution of industrial and commercial nature ("EPIC" ) (collectively, the "Reporting Persons") pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This Amendment relates to the ordinary shares, nominal value EUR0.05 per share (the "Ordinary Shares"), of Cellectis S.A. (the "Issuer"). This Amendment amends and supplements the Schedule 13D relating to Ordinary Shares of the Issuer filed with the Securities and Exchange Commission (the "SEC") on August 4, 2020, as amended by: (i) Amendment No. 1 to Schedule 13D filed with the SEC on February 12, 2021; (ii) Amendment No. 2 to Schedule 13D filed with the SEC on February 14, 2023; (iii) Amendment No. 3 to Schedule 13D filed with the SEC on November 13, 2023; (iv) Amendment No. 4 to Schedule 13D filed with the SEC on May 21, 2024; and (v) Amendment No. 5 to Schedule 13D filed with the SEC on January 30, 2025 (collectively, as amended, the "Schedule 13D").

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Present principal occupation or employment: Information concerning the executive officers and directors of Bpifrance Participations, CDC Croissance S.A., CDC, EPIC and Bpifrance required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D is provided in Exhibit 99.2 to this Amendment and incorporated herein by reference.
Criminal convictions in the last five years: None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Exhibit 99.2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Exhibit 99.2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment is being filed to reflect a decrease in the Reporting Persons percentage ownership of the Issuer's Ordinary Shares and voting rights, which resulted from an increase in the number of Ordinary Shares and voting rights outstanding since the filing of Amendment No. 5 to the Schedule 13D and is not due to any transactions in the Ordinary Shares by the Reporting Persons.

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, (i) Bpifrance Participations holds directly 5,873,247 Ordinary Shares, which represents approximately 8.1% of the Issuer's outstanding Ordinary Shares, and 9,559,534 voting rights related to such Ordinary Shares, which represents approximately 10.0% of outstanding voting rights, and (ii) CDC Croissance S.A., a wholly-owned subsidiary of CDC, holds, through CDC TECH CROISSANCE, 1,039,906 Ordinary Shares, which represents approximately 1.4% of the Issuer's outstanding Ordinary Shares, and 1,039,906 voting rights related to such Ordinary Shares, which represents approximately 1.1% of outstanding voting rights.

As of the date hereof, none of Bpifrance, EPIC or CDC holds any Ordinary Shares directly. Bpifrance may be deemed to be the beneficial owner of 5,873,247 Ordinary Shares and 9,559,534 voting rights, indirectly through its 99.99% ownership of Bpifrance Participations. EPIC may be deemed to be the beneficial owners of 5,873,247 Ordinary Shares and 9,559,534 voting rights, indirectly through its joint ownership and control of Bpifrance. CDC may be deemed to be the beneficial owner of (x) 5,873,247 Ordinary Shares and 9,559,534 voting rights, indirectly through its joint ownership and control of Bpifrance and (y) 1,039,906 Ordinary Shares and 1,039,906 voting rights, indirectly through its ownership of CDC Croissance.

The percentage of Ordinary Shares and voting rights beneficially owned by each Reporting Person is based on 72,325,454 outstanding Ordinary Shares and 95,406,812 outstanding voting rights of the Issuer, as of November 30, 2025, as published by the Issuer on December 3, 2025. The amount of outstanding Ordinary Shares and voting rights disclosed in the prior sentence is calculated under U.S. law, which requires treasury shares to be excluded from the calculation of outstanding shares. Under French law, treasury shares are required to be included in the calculation of outstanding shares. Using the French law requirements, the Issuer has 100,325,454 outstanding Ordinary Shares and 105,406,812 outstanding voting rights, as of November 30, 2025, as published by the Issuer on December 3, 2025, and (i) Bpifrance Participations' Ordinary Share holdings represent approximately 5.9% of the Issuer's outstanding Ordinary Shares, and its voting rights represent approximately 9.1% of outstanding voting rights, and (ii) CDC Croissance's Ordinary Share holdings represent approximately 1.0% of the Issuer's outstanding Ordinary Shares, and its voting rights represent approximately 1.0% of outstanding voting rights.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

See the information contained on the cover pages of this Amendment, which is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

There have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by the Reporting Persons, or, to the best of their knowledge, any of the persons referred to in Exhibit 99.2.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EX 99.1 - Joint Filing Agreement, dated as of February 12, 2021, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D filed on February 12, 2021)

EX 99.2 - Information with respect to the Directors and Executive Officers of the Reporting Persons

## Signatures
- Bpifrance Participations S.A.: Sophie Paquin, Director of Legal Affairs (12/11/2025)
- Caisse des Depots: Laurence Giraudon, Chief Operating Officer, Finance and Operations Department, Asset Management Division (12/11/2025)
- CDC Croissance S.A.: Aude de Lardemelle, Executive Director (12/12/2025)
- EPIC Bpifrance: Sophie Paquin, Director of Legal Affairs (12/11/2025)
- Bpifrance S.A.: Boubakar Dione, Group Director of Legal Affairs (12/11/2025)